

February 29, 2024

Theodore B. Miller, Jr.
Co-Managing Member of 4M Management Partners, LLC
Boots Parallel 1, LP
c/o 4M Management Partners, LLC
7800 Washington Ave., Suite 700
Houston, TX 77007

> **Re: Boots Parallel 1, LP**
> **Crown Castle Inc.**
> **DFAN14A Filed February 28, 2024**
> **Filed By Boots Parallel 1, LP et. al.**
> **File No. 001-16441**

Dear Theodore B. Miller:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Defined terms used here have the same meaning as in your proxy statement.

DFAN14A Filed February 28, 2024

Press Release Dated February 28, 2024

1.   We note your assertion that the cooperation agreement "does not require Elliott to retain equity ownership in the Company" and Elliott is not "required to maintain an equity ownership position in the Company." However, Section 6 of the cooperation agreement requires Elliott to maintain a net long position of at least 1.0% in the Company's outstanding common stock. Please revise by issuing corrective disclosure in a new press release, or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at

Theodore B. Miller, Jr.
Boots Parallel 1, LP
February 29, 2024
Page 2

202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions